Exhibit 99.1
News Release

October 5, 2015

Rubicon Minerals Temporarily Suspends Mill Operations;
Underground Operations Continue During the Trial Stoping Period

TORONTO, Ontario – Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) has been ordered by the Ministry of Environment and Climate Change (“MOECC”) on September 30, 2015 to temporarily suspend mill operations at the Phoenix Gold Project (the “Project”) to treat elevated ammonia levels, discharge sufficient water from the tailings management facility (“TMF”), and to upgrade the TMF, under specific timelines. The initial order received on September 8, 2015 ordered Rubicon to commission new interim and permanent ammonia treatment systems for the effluent held in its TMF and discharge a portion of treated effluent. It also ordered Rubicon to undertake other operational and reporting obligations, including construction upgrades to the TMF. The initial order was amended by the MOECC on September 14, September 18, and September 30, 2015 to allow the Company time to upgrade its facilities in order to discharge treated effluent.

The Company has been utilizing alternative technologies to address the ammonia levels in the TMF.  Rubicon has made progress with respect to treating the effluent and believes it can resume mill operations in a timely manner. Rubicon discharged an initial volume of treated effluent on September 30, 2015.

At the current time, underground development, construction and trial stoping continue uninterrupted.

“The Rubicon Management team and the Board of Directors take these matters seriously and are committed to operating at the highest environmental standards,” stated Michael Winship, interim President and Chief Executive Officer of Rubicon. “We have made progress towards treating the elevated ammonia levels in the effluent and have made it a priority to resolve these issues in a timely manner. Our underground operations continue uninterrupted during this time and we hope to resume mill operations shortly once we have met all the requirements outlined by the MOECC.”

Initial Order – September 8, 2015

On September 8, 2015 the MOECC issued a Director’s Order to Rubicon (the “September 8, 2015 Order”), the key components of which were to require Rubicon to:

1)	Commission and implement a new interim ammonia treatment system so that 140,000 m3 of treated effluent can be discharged from the TMF to the natural environment before November 30, 2015;

PR15-16 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

2)	File an application for the approval of a new permanent ammonia treatment system and have the system installed, commissioned, and operational by April 1, 2016;

3)	Construct the North-East Dam, an upgrade to the current TMF, for the Project by November 15, 2015;

4)	Undertake other steps to control runoff and ensure that the TMF Maximum Operating Water Level is not exceeded; and

5)	Submit a variety of routine monitoring analyses, reports and studies to the MOECC.

The September 8, 2015 Order was amended on two occasions to adjust the date for the commencement of the Item (1) discharge.

Amended Order – September 30, 2015

On September 30, 2015, a third amending order was issued by the Director (the “Director’s Order Amendment No. 3”), the key components of which were to amend the September 8, 2015 Order to:

1)	Allow Rubicon to commence the discharge of the 140,000 m3 on September 30, 2015;

2)	Require submission of a report by October 9, 2015 containing various updates and engineering opinions; and

3)	Suspend the discharge of mill process wastewater to the TMF until Rubicon can satisfy the MOECC of its progress towards the implementation of ammonia treatment measures.

Summary Effect of the Orders

The net effect of the orders is to temporarily suspend mill operations and the discharge of mill process wastewater to the TMF until the interim ammonia treatment system can be commissioned and proven effective to the MOECC’s satisfaction. Based upon the current advice of our engineering consultants, this process is expected to take two-to-four weeks. The Company’s engineering consultants are also reviewing the water balance of the TMF and there is the potential that the required discharge of treated effluent could be significantly lower than 140,000 m3, due to low precipitation during the recent months and other factors. The Company is required to meet its discharge obligations no later than November 30, 2015. Rubicon will provide additional updates with respect to the progress of its activities.

Underground Activities and Trial Stoping Continue Uninterrupted

All underground development, construction, and trial stoping activities are continuing during the suspension of mill operations. Mineralized material from trial stoping will be stockpiled on surface in anticipation of the resumption of mill activities. Underground development and construction activities

PR15-16 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release continue and the Company will provide a Project update, including the results of the trial stoping, within the coming weeks.

RUBICON MINERALS CORPORATION
“Michael Winship”
Interim President and Chief Executive Officer

Cautionary Statement regarding Forward-Looking Statements and other Cautionary Notes

Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding the anticipated timelines for the testing of the treatment systems, the timing of discharge of treated effluent, the timing of the North-East dam construction, the expected length of the suspension of mill operations, timing of the implementation of steps to control runoff and ensure the TMF Maximum Operating Water Level is not exceeded, timing of the submission of reports, studies and other documentation to the MOECC, the expected mill capacity to process stockpiled and mineralized material, the expected timing of the release of the results of the trial stope reconciliation and other operational information.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power supply, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (the “PEA”) will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery or throughput rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions, programs and working capital requirements on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is not based on a feasibility study demonstrating economic and technical viability does not provide adequate disclosure of the increased uncertainty and specific risks of failure associated with such a production decision.

Forward-looking statements contained herein are made as of the date of this release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as

PR15-16 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This news release uses the terms “measured” and “indicated” mineral resources and “inferred” mineral resources. The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. The estimation of “measured”, “indicated” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of “inferred” resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of a “measured”, “indicated” or “inferred” mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The inclusion of inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this press release were reported using CIM Standards.

Qualified Persons

The content of this news release has been read and approved by Bill Shand, P.Eng., Vice President, Operations and Howard Bird, B.Sc. (Hons.), P. Geo., Vice President, Exploration. Both are Qualified Persons as defined by NI 43-101.

PR15-16 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release